CONFIDENTIAL TREATMENT REQUESTED
BY SNOWFLAKE INC.

Jon C. Avina
T: +1 650 843 5307
javina@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.
August 31, 2020
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Matthew Crispino, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Amanda Kim, Staff Accountant

Re:	Snowflake Inc.

Registration Statement on Form S-1
Filed August 24, 2020
File No. 333-248280
Ladies and Gentlemen:
On behalf of Snowflake Inc. (the “Company”), we are providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Commission”) with information regarding the proposed preliminary price range of the shares of the Company’s Class A common stock (the “Class A common stock”) to be offered in the Company’s proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-248280), initially filed with the Commission on August 24, 2020 (the “Registration Statement”).
Confidential Treatment Request
Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

Snowflake Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

United States Securities and Exchange Commission August 31, 2020 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY SNOWFLAKE INC.
necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5307 rather than rely on the U.S. mail for such notice.
Preliminary Price Range
The Company supplementally advises the Staff that it currently estimates a preliminary price range that will be between $[***] and $[***] per share of Class A common stock (“Preliminary Price Range”) for its IPO. The Preliminary Price Range was not derived using a formal determination of fair value but was determined by discussions between the Company and Goldman Sachs & Co. LLC, the lead underwriter of the IPO (the “Representative”) that took place on August 21, 2020. The proposed Preliminary Price Range has been estimated based upon current market conditions, the Company’s financial condition and prospects, and the performance of recent initial public offerings in the technology industry. The Company and the Representative also focused on the current market valuations and market trading performance of companies in the growth software sector. Prior to August 21, 2020, the Representative had not provided the Company with a specific estimated price range.
The Company supplementally advises the Staff that the Preliminary Price Range is subject to further revision based on market conditions, business developments and other factors.
Historical Fair Value Determination and Methodology
To facilitate the Staff’s review, the table below contains a complete list of all shares of the Company’s Class B common stock (the “Class B common stock”) underlying equity awards granted in the Company’s fiscal year 2021 (the “Review Period”) together with the exercise price per share (in the case of stock option grants) and the underlying Class B common stock fair value per share used for financial reporting purposes. The Company has not made any other equity incentive grants during the Review Period.

Grant Date	Number of Shares of Class B Common Stock Underlying Equity Awards Granted	Exercise Price	Underlying Class B Common Stock Fair Value For Financial Reporting
February 14, 2020	459,275	$25.32	$25.32
March 18, 2020	119,865	$30.83	$38.77
March 18, 2020(1)	2,295,492	—	$38.77
April 20, 2020	31,796	$29.91	$38.77
June 17, 2020	100,000	$33.83	$54.54(2)
June 17, 2020(1)	2,587,289	—	$54.54(2)
July 21, 2020	30,025	$36.70	$65.71(2)
August 21, 2020	100,000	$69.00	$69.00(2)
(1) Represents restricted stock units (“RSUs”). The Company measures the fair value of RSUs based on the grant-date fair value of the underlying Class B common stock. No expense is recognized related to these RSUs until a liquidity event occurs because such event is not considered probable until it occurs. At that date, the Company would recognize cumulative stock-based compensation expense using the graded vesting method for those RSUs for which the service condition has been fully or partially satisfied prior to the liquidity event, and the remaining expense will be recognized over the remaining vesting period of the award under a graded vesting method. As
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

Snowflake Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

United States Securities and Exchange Commission August 31, 2020 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY SNOWFLAKE INC.
discussed in Notes 2 and 11 to the Company’s consolidated financial statements in the Registration Statement, upon completion of the IPO, the Company will record cumulative stock-based compensation expense for RSUs subject to service- and liquidity event-based vesting conditions for which the service condition has been fully or partially satisfied prior to the IPO.
(2) Had the Company used linear interpolation to the midpoint of the Preliminary Price Range, there would be no material impact to stock-based compensation expense recognized to date. It should further be noted that no stock-based compensation expense has been recognized to date for the RSUs, as discussed in footnote (1) above.
In addition, on or about September 4, 2020, the Company’s Board of Directors (the “Board”) or Compensation Committee, as the case may be, anticipates approving grants of (i) options to purchase an aggregate of approximately 76,000 shares of Class B common stock and (ii) RSUs for approximately 2.9 million shares of Class B common stock. The exercise price of the option grants and underlying Class B common stock fair value for these grants will be the midpoint of the price range set forth in the preliminary prospectus filed in connection with the IPO.
As described on pages 74-75 of the Registration Statement, the fair value of the Company’s Class B common stock has historically been determined by the Board, with input from management and corroboration from contemporaneous, independent third-party valuations (each, a “Prior Valuation,” and collectively, the “Prior Valuations”). Given the absence of a public trading market of the Class B common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), the Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the Class B common stock at each grant date.
For financial reporting purposes and as further described below, the Company retrospectively assessed the fair value used for computing stock-based compensation expense after considering the fair value reflected on the relevant Prior Valuation and other facts and circumstances on the date of grant, and used linear interpolation to determine the estimated fair value, when considered appropriate. The Company believes that the linear interpolation methodology provided a reasonable basis for the valuation of the Class B common stock for financial reporting purposes in the instances where the Company did not identify any single event that would have caused a material change in the fair value of the Class B common stock. For equity awards granted on March 18, 2020 and April 20, 2020, the Company measured the grant-date fair value of the awards based on the price per share at which shares were sold in the Tender Offer (as described below), rather than the fair value as determined in the most recent Prior Valuation for the reasons discussed below. For equity awards granted on June 17, 2020 and July 21, 2020, the Company measured the grant-date fair value of the awards based on the interpolated fair value of the Class B common stock between April 30, 2020 and July 31, 2020. As further described below, the Company also believed that the linear interpolation methodology was appropriate in light of the discussion on August 21, 2020, between the Company and the Representative regarding the Preliminary Price Range, which was largely informed by the historically high revenue multiples of high-growth software companies whose financial profiles are similar to the Company. The valuations of these comparable companies increased during this period in a manner similar to a linear growth pattern.
The Prior Valuations are summarized below, along with a discussion of the Company’s use of the Prior Valuations in determining the fair value for computing stock-based compensation expense as of each date when the Company granted equity awards during the Review Period.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

Snowflake Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

United States Securities and Exchange Commission August 31, 2020 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY SNOWFLAKE INC.
February 14, 2020 Grants
        The results of the Prior Valuation dated as of January 31, 2020, are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	Scenario Probability	Marketable Value Per Share	DLOM(1)	Probability-Weighted Value	Weighting	Weighted Common Share Value
PWERM Analysis
IPO on July 31, 2020	20%	$38.94	11%	$ 6.93	—	—
Remain private for 1.5 years	80%	$17.43	20%	$11.15	—	—
				$18.08	65%	$11.75
Tender Offer of $38.77	—	—	—	—	35%	$13.57
Prior Valuation Fair Value						$25.32
Fair Value for Financial Reporting						$25.32
(1) Discount for lack of marketability.
At the time of the January 31, 2020 valuation, the Company was negotiating the terms of a Series G preferred stock financing (the “Series G Financing”). If the Series G Financing was consummated, third parties would commence a tender offer transaction at the same price as the Series G Financing of $38.77 per share, pursuant to which investors unaffiliated with the Company would offer to purchase existing, outstanding shares of Class B common stock from certain equity holders at a price of $38.77 per share (the “Tender Offer” and, together with the Series G Financing, the “Series G Transactions”). Considering the uncertainty over whether the Series G Transactions would occur, a 35% weighting was assigned to the Tender Offer. In addition, the Company determined that there had been no other significant changes to the business or other relevant factors to determine the fair value of the Class B common stock. As a result, the Company believed it was appropriate to use the January 31, 2020 valuation to determine the fair value of the Class B common stock as of the February 14, 2020 grant date for financial reporting purposes.
March 18, 2020 Grants
The results of the Prior Valuation dated as of February 29, 2020, are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	Scenario Probability	Marketable Value Per Share	DLOM	Probability-Weighted Value	Weighting	Weighted Common Share Value
PWERM Analysis
IPO on September 30, 2020	40%	$39.26	11%	$13.98	—	—
Remain private for 1.5 years	60%	$18.55	20%	$ 8.90	—	—
				$22.88	50%	$11.44
Tender Offer of $38.77	—	—	—	—	50%	$19.39
Prior Valuation Fair Value						$30.83
Fair Value for Financial Reporting						$38.77
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

Snowflake Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

United States Securities and Exchange Commission August 31, 2020 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY SNOWFLAKE INC.
        The Series G Financing closed in February 2020. The Company sold shares of its Series G-1 convertible preferred stock and Series G-2 convertible preferred stock, each at a per share price of $38.77, for aggregate gross proceeds of approximately $478.8 million. Following the closing of the Series G Financing, the Tender Offer commenced and closed during the first quarter of fiscal 2021. Considering the significant number of participants involved, a 50% weighting was assigned to the Tender Offer in the Prior Valuation, resulting in a fair value of $30.83. However, for financial reporting purposes, the Company used the Tender Offer price of $38.77 as the fair value of the Class B common stock for the following reasons:
•The Tender Offer was an orderly transaction, which the Company believes provided a strong indicator of the fair value of the Class B common stock.

•A total of 199 participants tendered an aggregate of 8.6 million shares of Class B common stock in the Tender Offer. In addition, the purchasers participating in the Tender Offer were sophisticated, had access to a data room containing information about the Company and were not existing stockholders of the Company at the time of the Tender Offer. These factors supported the conclusion that the Tender Offer price was determined at arm’s length.

•Although the Tender Offer price per share was the same price per share as the shares of preferred stock issued and sold by the Company in the Series G Financing, the preferred stock would automatically convert into shares of Class B common stock upon the consummation of an initial public offering, at which point the rights, preferences and privileges of the preferred stock would no longer exist.

•The Tender Offer had not been consummated at the time the Company granted the equity awards. For financial reporting purposes, the Company determined that it was appropriate to consider the fact that the Tender Offer was eventually consummated during the first quarter of fiscal 2021.
April 20, 2020 Grants
The results of the Prior Valuation dated as of March 31, 2020, are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	Scenario Probability	Marketable Value Per Share	DLOM	Probability-Weighted Value	Weighting	Weighted Common Share Value
PWERM Analysis
IPO on October 31, 2020	40%	$38.34	14%	$13.19	—	—
Remain private for 1.5 years	60%	$17.45	25%	$ 7.85	—	—
				$21.04	50%	$10.52
Tender Offer/April Secondary Sale of $38.77	—	—	—	—	50%	$19.39
Prior Valuation Fair Value						$29.91
Fair Value for Financial Reporting						$38.77
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

Snowflake Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

United States Securities and Exchange Commission August 31, 2020 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY SNOWFLAKE INC.
As discussed above, the Series G Transactions were consummated during the first quarter of fiscal 2021. In addition, a secondary transaction involving existing stockholders was underway at the time of the April 20, 2020 grants, at the same per share price as the Series G Transactions (the “April Secondary Sale”). The Tender Offer and April Secondary Sale were assigned a combined weighting of 50% in the Prior Valuation. However, for the reasons given above, and because the Company did not identify any single event that would have caused a material change in the fair value of the Class B common stock, the Company believed the Tender Offer price of $38.77 remained a more appropriate indicator of the fair value of the Class B common stock.
June 17, 2020 Grants
The results of the Prior Valuation dated as of May 31, 2020, are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	Scenario Probability	Marketable Value Per Share	DLOM	Probability-Weighted Value	Weighting	Weighted Common Share Value
PWERM Analysis
IPO on October 15, 2020	60%	$40.19	10%	$21.70	—	—
Remain private for 1.38 years	40%	$22.72	21%	$ 7.18	—	—
				$28.88	50%	$14.44
Tender Offer/Secondary Sales of $38.77	—	—	—	—	50%	$19.39
Prior Valuation Fair Value						$33.83
Fair Value for Financial Reporting						$54.54(1)
(1) Had the Company used linear interpolation to the midpoint of the Preliminary Price Range, there would be no material impact to stock-based compensation expense recognized to date. It should further be noted that no stock-based compensation expense has been recognized to date for the RSUs, as discussed above.
In May 2020, the Company began to make plans for the IPO, including selecting the Representative and scheduling drafting sessions to prepare the Company’s draft registration statement. The Company ultimately confidentially submitted the draft registration statement to the Commission on June 15, 2020. In addition, the April Secondary Sale was consummated in April 2020 and two other secondary transactions involving existing stockholders were consummated in May 2020, each at the same per share price as the Series G Transactions (the “May Secondary Sales,” and together with the April Secondary Sale, the “Secondary Sales”). The Prior Valuation increased the weighting given to the IPO scenario from 40% to 60% but continued to assign a combined weighting of 50% to the Tender Offer and Secondary Sales. However, to determine the fair value of the Class B common stock as of June 17, 2020, for financial reporting purposes, the Company considered the July 31, 2020 Prior Valuation, which was informed by the discussion with the Representative on August 21, 2020, regarding the Preliminary Price Range as further described below. The Company concluded that because there had been no other significant changes to the business or other relevant factors to determine the fair value of the Class B common stock for the June 17, 2020 grants, it was appropriate to perform a linear interpolation between the April 30, 2020 and July 31, 2020 valuation dates.1
1 The fair value of the Class B common stock as of April 30, 2020, was determined by the Company to be $38.77, the same price per share as the Tender Offer. A discussion of the April 30, 2020 Prior Valuation has been omitted as there were no equity awards granted between April 20, 2020 and June 17, 2020.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

Snowflake Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

United States Securities and Exchange Commission August 31, 2020 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY SNOWFLAKE INC.
July 21, 2020 Grants
The results of the Prior Valuation dated as of June 30, 2020, are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	Scenario Probability	Marketable Value Per Share	DLOM	Probability-Weighted Value	Weighting	Weighted Common Share Value
PWERM Analysis
IPO on September 15, 2020	80%	$40.95	7%	$30.46	—	—
Remain private for 1.21 years	20%	$25.67	19%	$ 4.16	—	—
				$34.62	50%	$17.31
Tender Offer/Secondary Sales of $38.77	—	—	—	—	50%	$19.39
Prior Valuation Fair Value						$36.70
Fair Value for Financial Reporting						$65.71
In July 2020, the Company continued to make plans for the IPO and held numerous meetings with the Representative and the respective legal counsel for the Company and the Representative to respond to the Staff’s comments to the draft registration statement and establish various corporate governance policies, plans and procedures appropriate for a public company, with the expectation that the IPO would be consummated in September 2020. The Prior Valuation increased the weighting given to the IPO scenario from 60% to 80% but continued to assign a combined weighting of 50% to the Tender Offer and Secondary Sales. For the reasons discussed above, the Company similarly concluded that because there had been no other significant changes to the business or other relevant factors to determine the fair value of the Class B common stock for financial reporting purposes, it was appropriate to perform a linear interpolation between the April 30, 2020 and July 31, 2020 valuation dates.
August 21, 2020 Grants
The results of the Prior Valuation dated as of July 31, 2020, are summarized below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	Scenario Probability	Marketable Value Per Share	DLOM	Probability-Weighted Value	Weighting	Weighted Common Share Value
PWERM Analysis
IPO on September 15, 2020	90%	$76.92	5.5%	$65.42	—	—
Remain private for 1.13 years	10%	$43.36	17.5%	$ 3.58	—	—
				$69.00	100%	$69.00
Prior Valuation Fair Value						$69.00(1)
Fair Value for Financial Reporting						$69.00
(1)The Prior Valuation assumed an equity value for the Company of $[***] upon IPO.
To determine the fair value of the Class B common stock for the August 21, 2020 grants, the Company considered the Prior Valuation dated as of July 31, 2020, and the contemporaneous discussion with the Representative regarding the Preliminary Price Range. The Company concluded that it was
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

Snowflake Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

United States Securities and Exchange Commission August 31, 2020 Page 8	CONFIDENTIAL TREATMENT REQUESTED BY SNOWFLAKE INC.
appropriate to rely on the Prior Valuation dated as of July 31, 2020, to determine the fair value of the Class B common stock.
Comparable Companies in Prior Valulations and Preliminary Price Range
The Company advises the Staff that the group of comparable companies used in the Prior Valuations since January 31, 2020, were Teradata, Cloudera, MongoDB, Twilio, Talend, Elastic N.V., Zoom Video Communications, Okta, Dropbox, Zuora, Zscaler, Pluralsight, Domo, Appian, Yext, SVMK, Ceridian HCM Holding, Alteryx, Anaplan, Fastly, CrowdStrike Holdings, Slack, Cloudflare, Datadog, Bill.com Holdings, ZoomInfo Technologies and nCino. These companies were considered in each of the Prior Valuations other than Teradata, which was only considered in the Prior Valuation as of January 31, 2020, ZoomInfo Technologies, which was only considered in the Prior Valuations as of June 30, 2020, and July 31, 2020, and nCino, which was only considered in the Prior Valuation as of July 31, 2020.
In determining the Preliminary Price Range, the Company and the Representative primarily focused on the following comparable companies: Zoom Video Communications, CrowdStrike Holdings, Datadog, Okta, Coupa Software, Twilio, Shopify, MongoDB, Zscaler, Bill.com Holdings and ZoomInfo Technologies. The addition of Coupa Software and Shopify contributed to the increase in the Company’s valuation due in part to the significant increases in valuation that these companies experienced between January 31, 2020 and August 21, 2020, which was 87% and 119%, respectively. Despite the fact that these companies do not operate businesses similar to the Company, Coupa Software and Shopify were added to the list of comparable companies as they similarly represent the type of high-growth, software companies with a large and expanding market opportunity that the Company expects investors in the IPO will view as relevant comparables to the Company, given that they have growth rates more similar to the Company than other companies whose businesses may be more similar to the Company. Given the Company’s own growth rate, these additional companies provided highly relevant comparisons to the Company.
Moreover, the Company and the Representative did not focus on some of the companies that were included in the Prior Valuations, such as Teradata, Cloudera, Talend, Elastic N.V., Dropbox, Zuora, Pluralsight, Domo, Appian, Yext, SVMK, Ceridian HCM Holding, Alteryx, Anaplan, Fastly, Slack, Cloudflare and nCino because those companies do not have the same growth indicators or a large and expanding market opportunity as the Company even though some of these companies, such as Teradata, Cloudera, Talend and Elastic N.V., operate in industries that are more closely related to the Company than some of the comparable companies used in informing the Preliminary Price Range. While some of these other companies have also experienced increases in their respective valuations over this period, such as Domo, Fastly and Cloudflare, the valuations of other companies, such as Teradata, Dropbox, Zuora, Alteryx and Anaplan, have declined or remained relatively flat.
The following table shows the percentage increase or decrease, as the case may be, in the trading prices of the comparable companies that were included in (i) the Prior Valuations, (ii) the Company’s determination of the Preliminary Price Range on August 21, 2020, or (iii) both (i) and (ii). Furthermore, the table describes the revenue multiples for the comparable companies that informed the Preliminary Price Range as these companies have similar growth profiles as the Company regardless of whether they operate in industries similar to the Company:

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

Snowflake Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

United States Securities and Exchange Commission August 31, 2020 Page 9	CONFIDENTIAL TREATMENT REQUESTED BY SNOWFLAKE INC.

Company	Closing price (1/31/20)	Closing Price (8/21/20)	% Change from 1/31/20	Inclusion as a comparable company	Trading Valuation on Multiples (NTM)(1)	Trading Valuation Multiples(2) (EV/CY2021E Revenue)
Teradata Corporation	$ 24.34	$ 24.45	0.5%	Prior Valuations	1.5x	—
Cloudera, Inc.	$ 10.29	$ 11.94	16.0%	Prior Valuations	3.7x	—
Talend S.A.	$ 36.90	$ 39.13	6.0%	Prior Valuations	3.8x	—
Elastic N.V.	$ 64.88	$ 105.94	63.3%	Prior Valuations	16.0x	—
Dropbox, Inc.	$ 17.02	$ 20.12	18.2%	Prior Valuations	4.7x	—
Zuora, Inc.	$ 14.75	$ 11.59	-21.4%	Prior Valuations	4.2x	—
Pluralsight, Inc.	$ 19.39	$ 20.76	7.1%	Prior Valuations	6.1x	—
Domo, Inc.	$ 24.22	$ 37.40	54.4%	Prior Valuations	4.7x	—
Appian Corporation	$ 51.04	$ 53.62	5.1%	Prior Valuations	12.0x	—
Yext, Inc.	$ 14.94	$ 17.61	17.9%	Prior Valuations	5.0x	—
SVMK Inc.	$ 17.65	$ 23.40	32.6%	Prior Valuations	8.6x	—
Ceridian HCM Holding, Inc.	$ 73.29	$ 74.20	1.2%	Prior Valuations	13.9x	—
Alteryx, Inc.	$139.47	$ 111.82	-19.8%	Prior Valuations	20.0x	—
Anaplan, Inc.	$ 57.59	$ 48.91	-15.1%	Prior Valuations	13.0x	—
Fastly, Inc.	$ 22.51	$ 85.05	277.8%	Prior Valuations	32.2x	—
Slack Technologies, Inc.	$ 20.73	$ 29.08	40.3%	Prior Valuations	16.0x	—
Cloudflare, Inc.	$ 17.86	$ 38.92	117.9%	Prior Valuations	27.8x	—
nCino, Inc.	N/A	$ 82.60	N/A	Prior Valuations	N/A	—
MongoDB, Inc.	$163.91	$ 216.66	32.2%	Both	24.8x	21.7x
Twilio Inc.	$124.34	$ 251.26	102.1%	Both	22.5x	19.6x
Zoom Video Communications, Inc.	$ 76.30	$ 289.68	279.7%	Both	36.4x	35.9x
Okta, Inc.	$128.05	$ 208.39	62.7%	Both	34.0x	28.5x
Zscaler, Inc.	$ 56.09	$ 135.22	141.1%	Both	31.3x	29.0x
CrowdStrike Holdings, Inc.	$ 61.09	$ 112.02	83.4%	Both	27.8x	23.9x
Datadog, Inc.	$ 46.21	$ 86.12	86.4%	Both	45.0x	36.3x
Bill.com Holdings, Inc.	$ 50.32	$ 96.71	92.2%	Both	42.5x	34.8x
ZoomInfo Technologies Inc.	N/A	$ 36.83	N/A	Both	14.8x	29.0x
Coupa Software Incorporated	$161.15	$ 301.01	86.8%	Preliminary Price Range	—	38.7x
Shopify Inc.	$465.66	$1,021.12	119.3%	Preliminary Price Range	—	35.0x
(1)Multiples are based on next 12 months for the Prior Valuations and are as of July 31, 2020, except for Teradata Corporation, which is as of January 31, 2020. The Prior Valuations used a blend of both historical and forward revenue multiples for the comparable companies to inform the determination of the Company’s equity value, after adjusting for differences between the Company and the market comparables with respect to expected growth.
(2)Multiples are based on projected calendar year 2021 revenue as of August 18, 2020.
Summary – Difference Between Prior Valuations and Preliminary Price Range
The Company believes that the difference between the valuation reflected in the Preliminary Price Range as compared to the fair value of the Class B common stock reflected in the Prior Valuations was the result of the following factors:
•Based on the Company’s recent financial performance and current market sentiment, the Company expects that there will be significant investor interest in the IPO. The capital markets
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

Snowflake Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

United States Securities and Exchange Commission August 31, 2020 Page 10	CONFIDENTIAL TREATMENT REQUESTED BY SNOWFLAKE INC.
continue to reward high growth software companies in expanding addressable markets with exposure to favorable industry trends such as cloud adoption. In fact, overall valuation levels for equity markets are at record levels for growth software companies like the Company. Moreover, second quarter earnings reports have come out better than expected with the technology sector outperforming. For example, the index return for growth software companies from early April 2020 to late August 2020 has been an increase of 82%.
•As indicated in the table above, investors have rewarded the comparable companies that informed the Preliminary Price Range with higher revenue multiples, especially hyper growth software peers, such as Zoom Video Communications, CrowdStrike and Datadog, which have a median revenue multiple of 44.9x to calendar year 2020 and 35.9x to calendar year 2021 estimated revenue. The Company’s last reported fiscal quarter’s year-over-year revenue growth was similar to the last reported fiscal quarter’s year-over-year revenue growth of these hyper growth software peers.  By comparison to the multiples of these hyper growth software peers, the Preliminary Price Range represents a revenue multiple of [***] to calendar year 2020 and [***] to calendar year 2021 estimated revenue.
•Investors have rewarded the comparable companies that informed the Preliminary Price Range with higher revenue multiples in recent follow-on equity offerings. For example, Shopify’s offering of Class A subordinate voting shares completed on May 12, 2020, at an implied revenue multiple of 35.7x to the time-weighted next 12-month estimated revenue. Similarly, Bill.com Holdings’ offering of common stock held by certain selling stockholders priced on June 11, 2020, at an implied revenue multiple of 29.0x to the time-weighted next 12-month estimated revenue.
•The Preliminary Price Range was informed by the Company’s recent increase in total revenue, from $104.0 million for the six months ended July 31, 2019 to $242.0 million for the six months ended July 31, 2020. The Company had $133.1 million in revenue for the three months ended July 31, 2020, up from $108.8 million in revenue for the three months ended April 30, 2020, and $87.7 million in revenue for the three months ended January 31, 2020. Moreover, the Company exceeded its internal forecast for product revenue in each of the first and second quarters of fiscal year 2021.
•The valuation methodology applied to the Preliminary Price Range assumes a successful IPO in September 2020 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the Prior Valuations weighted the probability of a successful IPO at 40% in February 2020, 60% in May 2020, 80% in June 2020 and 90% in July 2020. Given the uncertainty in the capital markets as a result of the COVID-19 pandemic, the probability of consummating a successful IPO was far from certain during these prior periods.
•As described in the tables above, the Prior Valuations also applied a discount to the fair value determinations for lack of marketability, which ranged from a high of 14% in March 2020 to 5.5% in July 2020.
•A number of software companies have either completed or made public filings for their initial public offerings, suggesting a potentially favorable market for companies similar in some respects to the Company in executing and completing initial public offerings. Furthermore, the valuations for recent software initial public offerings have increased dramatically, due to the favorable market
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

Snowflake Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

United States Securities and Exchange Commission August 31, 2020 Page 11	CONFIDENTIAL TREATMENT REQUESTED BY SNOWFLAKE INC.
tailwinds, strong growth and durable business models. The median forward revenue multiples for software IPOs has increased from 8.6x in 2019 to 11.0x in 2020 year-to-date, representing an approximately 28% year-over-year increase.
Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair value of its Class B common stock described above was in accordance with ASC Topic 718 and consistent with the AICPA Practice Guide.
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Please contact me at (650) 843-5307 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,
Cooley LLP

/s/ Jon C. Avina
Jon C. Avina

cc: Michael P. Scarpelli, Snowflake Inc.
Derk Lupinek, Snowflake Inc.
Amanda Baratz, Snowflake Inc.
Mark P. Tanoury, Cooley LLP
Seth J. Gottlieb, Cooley LLP
Alex Kassai, Cooley LLP
Richard A. Kline, Goodwin Procter LLP
Sarah B. Axtell, Goodwin Procter LLP
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

Snowflake Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.